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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1) 1

                         FABRI-CENTERS OF AMERICA, INC.
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                                (Name of issuer)

                    CLASS A COMMON SHARES, WITHOUT PAR VALUE
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                         (Title of class of securities)

                                   302846 20 9
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                                 (CUSIP number)

ALAN ROSSKAMM, FABRI-CENTERS OF AMERICA, INC., 5555 DARROW ROAD, HUDSON, OHIO 44236 (216) 656-2600
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 MARCH 20, 1997
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 6 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                                                                             SCHEDULE 13D
 CUSIP NO. 302846 20 9                                                                  PAGE 2 OF 6 PAGES
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|   1 | NAME OF REPORTING PERSONS                                                                         |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                               |
|     |                                                                                                   |
|     | MRS. BETTY ROSSKAMM                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS                                                                                   |
|     |                                                                                                   |
|     | PF,00*                                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEM 2(d) OR 2(e)                                                                        [   ] |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | UNITED STATES                                                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                             849,289**                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                              25,500                             |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                             849,289**                           |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |    10 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |                              25,500                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |  874,789**                                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES                                                                                      [ X ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 9.6%                                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
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

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  * Of the Class A Common Shares reported, 622,353 are beneficially owned by
Mrs. Rosskamm by virtue of the distribution of that number of Class A Common Shares to Mrs. Rosskamm from her husband's estate on March 20, 1997. The majority of additional Class A Common Shares reported by this Schedule as beneficially owned by Mrs. Rosskamm were acquired over a number of years and were generally purchased using personal funds.

  ** Includes 5097 and 244 Class A Common Shares held, respectively, through the company stock and PAYSOP funds of the Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan as of February 28, 1997, with regard to which Mrs. Rosskamm has sole voting and dispositive control. Also includes 25,000 Class A Common Shares held by The Rosskamm Family Partnership with regard to which Mrs. Rosskamm has sole voting and dispositive control and 25,500 Class A Common Shares held by Rosskamm Family Partners, L.P. with regard to which Mrs. Rosskamm has shared voting and dispositive control.

                                  SCHEDULE 13D

Item 1.           Security and Issuer.

                  (a)      Class A Common Shares, without par value
                  (b)      Fabri-Centers of America, Inc.
                           5555 Darrow Road
                           Hudson, Ohio 44236

Item 2.           Identity and Background

                  (a)      Betty Rosskamm
                  (b)      5555 Darrow Road
                           Hudson, Ohio  44236
                  (c) Mrs. Rosskamm is Senior Vice President and Secretary of Fabri-Centers of America, Inc.
                           Mrs. Rosskamm also is a member of The Fabri-Centers of America, Inc. Board of Directors.
                  (d)      Not Applicable
                  (e)      Not Applicable
                  (f)      United States

Item 3.           Source and Amount of Funds or Other Consideration

                  Of the Class A Common Shares reported, 622,353 are beneficially owned by Mrs. Rosskamm by virtue of the distribution of that number of Class A Common Shares to Mrs. Rosskamm from her husband's estate on March 20, 1997. The majority of additional Class A Common Shares reported by this Schedule as beneficially owned by Mrs. Rosskamm were acquired over a number of years and were generally purchased using personal funds.

Item 4.           Purpose of Transaction.

                  In connection with her husband's death, Mrs. Rosskamm became the beneficial owner of 622,353 Class A Common Shares by virtue of Mrs. Rosskamm's status as executor of her husband's estate. On March 20, 1997, all of these Class A Common Shares were distributed to Mrs. Rosskamm directly. On May 21, 1996, as executor of the estate, Mrs. Rosskamm sold 88,225 Class B Common Shares, as compared to Class A Common Shares, from the estate's holdings. Accordingly, during the period Mrs. Rosskamm was executor of her husband's estate, she was the beneficial owner of 622,353 Class A Common Shares.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate number of Class A Common Shares beneficially owned by Mrs. Rosskamm is 874,789, which comprises 9.6% of the outstanding Class A Common Shares of Fabri-Centers of America, Inc. as of March 31, 1997.

                           The number of Class A Common Shares reported includes 5097 and 244 shares held, respectively, through the company stock and PAYSOP funds of the Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan as of February 28, 1997, 25,000 Class A Common Shares held by The Rosskamm Family Partnership, with regard to which Mrs. Rosskamm has sole voting and dispositive control and 25,500 Class A Common Shares held by Rosskamm Family Partners, L.P. with regard to which Mrs. Rosskamm has shared voting and dispositive control.

                  (b) 849,289 Class A Common Shares -- sole power to vote or to direct the vote

                           849,289 Class A Common Shares -- sole power to dispose or to direct the disposition

                           25,500 Class A Common Shares -- shared power to vote or to direct the vote

                           25,500 Class A Common Shares -- shared power to dispose or to direct the disposition

                  (c) In connection with her husband's death, Mrs. Rosskamm became the beneficial owner of 622,353 Class A Common Shares by virtue of Mrs. Rosskamm's status as executor of her husband's estate. On March 20, 1997, all of these Class A Common Shares were distributed to Mrs. Rosskamm directly. On May 21, 1996, as executor of the estate, Mrs. Rosskamm sold 88,225 Class B Common Shares, as compared to Class A Common Shares, from the estate's holdings. Accordingly, during the period Mrs. Rosskamm was executor of her husband's estate, she was the beneficial owner of 622,353 Class A Common Shares.

                  (d)      Not Applicable

                  (e)      Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.           Material to Be Filed as Exhibits.

                  None


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 1997                                         /s/ Betty Rosskamm
                                                    -----------------------
                                                         Betty Rosskamm